Meta Data Limited

Flat H3/F, Haribest Industrial Building , 45-47 Au Pui Wan Street

Sha Tin New Territories, Hong Kong

July 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Brian Fetterolf
Jennifer López Molina
Keira Nakada
Linda Cvrkel

Re:	Meta Data Ltd Annual Report on Form 20-F for the Fiscal Year Ended August 31, 2022 Filed December 30, 2022 Response dated May 23, 2023 File No. 001-38430

Ladies and Gentlemen:

Meta Data Limited (the “Company”, “AIU,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 27, 2023 regarding our Form 20-F for fiscal year ended August 31, 2022 and our response letter dated May 23, 2023. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Response Letter dated May 23, 2023

Part 1

Item 3. Key Information, page 3

1.	We note your response to comment 2, as well as your proposed disclosure that “[i]t is also highly uncertain what the potential impact such modified or new laws and regulations will have on Meta HK’s daily business operation, and the continued listing of our ADSs on a U.S. or other foreign exchanges.” Also disclose how such recent statements or actions have or may impact your ability to accept foreign investments. Tell us what your disclosure will look like.

Response: In response to the Staff’s comment, we propose to revise the following disclosures at the onset of Item 3. Key Information (revisions in italic):

We are also aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Meta HK’s daily business operation, and the continued listing of our ADSs on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete this offering or cause the value of our ADSs to significantly decline or become worthless. See “Risk Factors - Risks Related to Our Corporate Structure” and “Risk Factors - Risks Relating to Doing Business in Hong Kong”. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, or list and trade on a U.S. or other foreign exchange as the Company has listed on NYSE before these laws take effect and the business activities conducted by the VIE do not affect national security; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless.

2.	We note your proposed disclosure that “[y]our auditor, OneStop Assurance PAC (“OneStop”), is a firm registered with the PCAOB and is subject to laws in the United States . . . .” Please disclose the location of your auditor’s headquarters. Tell us what your disclosure will look like.

Response: In response to the Staff’s comment, we propose to add the following disclosures (revisions in italic):

In addition, our ADSs may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor, OneStop Assurance PAC (“OneStop”), is headquartered in Singapore with its address 10 Anson Road, #13-09, International Plaza, Singapore 079903, and is a firm registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards and is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, NYSE may determine to delist our ADSs and trading in our ADSs could be prohibited. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which, among other things, amended HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. Furthermore, our auditor is not among the auditor firms listed on an HFCA Act Determination List, which includes all of the auditor firms that the PCAOB is not able to inspect. While our auditor is based in the U.S. and is registered with the PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our ADSs to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our Ordinary Shares. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Transfers Between Our Company and Our Subsidiaries, page 4

3.	We note your response to comment 3, as well as your proposed disclosure that “[d]uring the fiscal years ended August 31, 2022 and 2021, our Company, our subsidiaries, and the former VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements.” However, your disclosure on page 7 states that “[c]ash transfers were mainly for the purpose of providing working capital between Meta Data and its subsidiaries, VIEs and its subsidiaries and WFOE that is the primary beneficiary of the VIEs.” As your disclosure on page 7 indicates that there were historically cash transfers between the former VIEs and you and your subsidiaries, please reconcile such disclosure, and to the extent that there have been transfers between you, your subsidiaries and former VIEs, quantify the amounts and state the direction of transfer and any tax consequences. Tell us what your disclosure will look like.

Response: In response to the Staff’s comment, we propose to revise the following disclosures (revisions in italic):

Transfers Between Our Company and Our Subsidiaries

As of the date of this amendment to the annual report, our current corporate structure does not contain any variable interest entity in mainland China and we do not have intention establishing any VIEs in mainland China in the future.

Our management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our departments and the operating entities. Each department or operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of our Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.

During the fiscal years ended August 31, 2022 and 2021, our Company, our subsidiaries, and the former VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Cash, not in the form of earnings distribution, was transferred between our Company, our subsidiaries and the former VIEs for the purpose of providing working capital between Meta Data, its subsidiaries, VIEs and its subsidiaries and WFOE. As set forth in the tables below, intercompany receivables were cash transferred from Meta Data (for example) to other entities that are consolidated, while intercompany payables were cash received by Meta Data (for example). Please refer to Note 2(d) to the Consolidated Financial Statements – Consolidated of variable interest entities – for a more detailed description in regard to these matters.

The condensed consolidating table below disaggregated the Consolidated Balance Sheets of the Company into Meta Data, the former VIEs and their subsidiaries, the former WFOE that is the primary beneficiary of the former VIEs, of which assets and liabilities are classified as discontinued operation, and an aggregation of other entities that are consolidated as of August 31, 2022 and 2021.

	As of August 31, 2022
	Other entities that are	WFOE that is the primary beneficiary	VIEs and their	Meta Data	Consolidated
	consolidated	of the VIE	subsidiaries	Ltd.	total
	RMB	RMB	RMB	RMB	RMB
Intercompany receivables	22,734	-	-	173,602	196,336
Current assets excluding intercompany receivables	200,902	18,354	106,629	15,669	341,554
Current assets	223,636	18,354	106,629	189,271	537,890
Non-current assets excluding investment in subsidiaries	-	-	-	-
Non-current assets	-	-	-	-	-
Total assets	223,636	18,354	106,629	189,271	537,890
Intercompany payables	196,336	-	-	-	196,336
Current liabilities excluding intercompany payables	25,979	18,264	4,939,851	499,785	5,483,879
Current liabilities	222,315	18,264	4,939,851	499,785	5,680,215
Non-current liabilities	-	-	-	241,115	241,115
Total liabilities	222,315	18,264	4,939,851	740,900	5,921,330
Total shareholders’ equity (net assets)	1,321	90	(4,833,222)	(551,629)	(5,383,440)

	As of August 31, 2021
	Other entities that are	WFOE that is the primary beneficiary	VIEs and their	Meta	Consolidated
	consolidated	of the VIE	subsidiaries	Data	total
	RMB	RMB	RMB	RMB	RMB
Intercompany receivables	3,670,240	3,608,176	6,275,233	2,081,389	-
Current assets excluding intercompany receivables	6,239	59,187	293,021	107,771	466,218
Current assets	3,676,479	3,667,363	6,568,254	2,189,160	466,218
Non-current assets excluding investment in subsidiaries	191	15,038	21,726	-	36,955
Non-current assets	191	15,038	21,726	-	36,955
Total assets	6,430	74,225	314,747	107,771	503,173
Intercompany payables	5,301,895	3,208,560	6,878,456	246,127	-
Current liabilities excluding intercompany payables	3,613	4,370	4,295,643	413,951	4,717,577
Current liabilities	5,305,508	3,212,930	11,174,099	660,078	4,717,577
Non-current liabilities	22,643	-	158,084	226,114	406,841
Total liabilities	26,256	4,370	4,453,727	640,065	5,124,418
Total shareholders’ equity (net assets)	(19,826)	69,855	(4,138,980)	(532,294)	(4,621,245)

The condensed consolidating table below disaggregated the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company into Meta Data, the former VIEs and their subsidiaries, the WFOE that is the primary beneficiary of the former VIEs and an aggregation of other entities that are consolidated for the financial years ended August 31, 2021 and 2022.

	For the years ended August 31, 2022
	Other entities that are	WFOE that is the primary beneficiary	VIEs and their	Meta	Consolidated
	consolidated	of the VIE	subsidiaries	Data	total
	RMB	RMB	RMB	RMB	RMB
Net revenues	14,605	-	-	-	14,605
Cost of revenues	(12,787)	-	-	-	(12,787)
Gross profit	1,818	-	-	-	1,818
Operating expenses	(418)	-	-	(367,698)	(368,116)
Income (loss) from operations	1,400	-	-	(367,698)	(366,298)
Other expenses	(79)	-	-	(50,930)	(51,009)
Income (loss) before income taxes	1,321	-	-	(418,628)	(417,307)
Provision for income taxes	-	-	-	-	-
Net income (loss) from continuing operations	1,321	-	-	(418,628)	(417,307)

Net income (loss) from discontinuing operations	-	(470,413)	(312,272)	-	(782,685)

	For the years ended August 31, 2021
	Other entities that are	WFOE that is the primary beneficiary	VIEs and their	Meta	Consolidated
	consolidated	of the VIE	subsidiaries	Data	total
	RMB	RMB	RMB	RMB	RMB
Net revenues	-	-	-	-	-
Cost of revenues	-	-	-	-	-
Gross profit	-	-	-	-	-
Operating expenses	-	-	-	(62,602)	(62,602)
Income (loss) from operations	-	-	-	(62,602)	(62,602)
Other expenses	-	-	-	(47,312)	(47,312)
Income (loss) before income taxes	-	-	-	(109,914)	(109,914)
Provision for income taxes	-	-	-	-	-
Net income (loss) from continuing operations	-	-	-	(109,914)	(109,914)
Net income (loss) from discontinuing operations	(2,442)	(165,383)	(4,747,755)	-	(4,915,580)

The condensed consolidating table below disaggregated the Consolidated Statements of Cash Flows of the Company into Meta Data, the VIEs and their subsidiaries, the WFOE that is the primary beneficiary of the VIEs and an aggregation of other entities that are consolidated for the financial years ended August 30, 2021 and 2022.

	For the years ended August 31, 2022
	Other entities that are	WFOE that is the primary beneficiary	VIEs and their	Meta	Consolidated
	consolidated	of the VIE	subsidiaries	Data	total
	RMB	RMB	RMB	RMB	RMB
Net cash provided by (used in) operating activities from continuing operations	200,902	-	-	(253,029)	(52,127)
Net cash provided by (used in) operating activities from discontinuing operations	-	(53,524)	(196,293)	-	(249,817)
Net cash used in investing activities from continuing operations			-	58,965	58,965
Net cash used in investing activities from discontinuing operations			20,750	-	20,750
Net cash provided by (used in) financing activities from continuing operations	-	-	-	211,361	211,361
Net cash provided by (used in) financing activities from discontinuing operations	-	-	(55,110)	-	(55,110)
Effect of exchange rate changes on cash and restricted cash from continuing operations	-	-	-	(54,983)	(54,983)
Effect of exchange rate changes on cash and restricted cash from discontinuing operations	-	-	49,622	-	49,622
Net increase (decrease) in cash and restricted cash	200,902	(53,524)	(181,031)	(37,686)	(71,339)
Cash and restricted cash from continuing and discontinued operations, beginning of year	-	57,926	287,521	39,196	384,643
Cash and restricted cash from continuing and discontinued operations, end of year	200,902	4,402	106,490	1,510	313,304

	For the years ended August 31, 2021
	Other entities that are	WFOE that is the primary beneficiary	VIEs and their	Meta	Consolidated
	consolidated	of the VIE	subsidiaries	Data	total
	RMB	RMB	RMB	RMB	RMB
Net cash provided by (used in) operating activities from continuing operations	-	-	-	(54,033)	(54,033)
Net cash provided by (used in) operating activities from discontinuing operations	(1,167)	29,266	164,277	-	192,376
Net cash used in investing activities from continuing operations	-	-	-	219,010	219,010
Net cash used in investing activities from discontinuing operations	-	15	(366,972)	-	(366,957)
Net cash provided by (used in) financing activities from continuing operations	-	-	-	(483,965)	(483,965)
Net cash provided by (used in) financing activities from discontinuing operations	-	-	(451,225)	-	(451,225)
Effect of exchange rate changes on cash and restricted cash from continuing operations	-	-	-	(15,848)	(15,848)
Effect of exchange rate changes on cash and restricted cash from discontinuing operations	-	-	-	-	-
Net increase (decrease) in cash and restricted cash	(1,167)	29,281	(653,920)	(334,836)	(960,642)
Cash and restricted cash from continuing and discontinued operations, beginning of year	11,677	28,645	930,931	374,032	1,345,285
Cash and restricted cash from continuing and discontinued operations, end of year	10,510	57,926	277,011	39,196	384,643

Cash is transferred within the Company through the banking system in PRC. Under the VIE agreements, the Company intends to distribute all or part of VIEs’ earnings after eliminating VIEs’ accumulated losses and making appropriation of VIEs’ after-tax net income into the statutory surplus reserve based on at least 10% of the after-tax net income determined in accordance with generally accepted accounting principles of the PRC. When there are retained earnings available for distribution, the distribution of VIEs’ earnings will be through payment of service fees to Meta Data, such service fee is subject to 6% value-added sales tax, other taxes of 12% which calculation is based on 6% value-added taxes. Under the VIE agreements, when there is a change of shareholder in VIEs, amount owed by VIEs to the Company should be first settled. Cash transfers were mainly for the purpose of providing working capital between Meta Data and its subsidiaries, VIEs and its subsidiaries and WFOE that is the primary beneficiary of the VIEs.

Dividends, Distributions or Transfers Made to our Company and U.S. Investors and Tax Consequences

Under the Cayman Islands law, we are permitted to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds, and we are permitted to pay a dividend out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts due in the ordinary course of business.

Meta HK is permitted under the laws of Hong Kong to provide funding to Meta Data, the holding company incorporated in Cayman Islands through dividend distribution without restrictions on the amount of the funds. Both Meta Data and Meta HK currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. See ” – D. Risk Factors – Risks Related to Our Corporate Structure – We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out from share capital. In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on Meta HK’s ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to Meta Data and adversely affect our business. There are currently no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We do not maintain any funds in mainland China. See ” – D. Risk Factors – Risks Related to Doing Business in China – Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

As of the date of this amendment to the annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Cash, not in the form of earnings distribution, was transferred between our Company, our subsidiaries and the former VIEs for the purpose of providing working capital between Meta Data, its subsidiaries, VIEs and its subsidiaries and WFOE. As set forth in the table above, intercompany receivables were cash transferred from Meta Data (for example) to other entities that are consolidated, while intercompany payables were cash received by Meta Data (for example). Please refer to Note 2(d) to the Consolidated Financial Statements.

4.	We note that your proposed disclosure in response to comment 7 includes the condensed consolidating table in Item 3 of your annual report on Form 20-F. Please also provide cross-references to the consolidated financial statements. Tell us what your disclosure will look like.

Response: In response to the Staff’s comment, please see our revised response to comment 3 above (revisions in italic).

Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences, page 8

5.	We note your proposed disclosure that “[a]s of the date of this amendment to the annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders.” Expand your disclosure to cover transfers in addition to dividends or distributions, and clarify whether there have been any transfers, dividends or distributions made from your holding company to your subsidiaries, as your disclosure only addresses transfers, dividends or distributions from your subsidiaries to your holding company. Tell us what your disclosure will look like.

Response: In response to the Staff’s comment, please see our revised response to comment 3 above (revisions in italic).

6.	We note your response to comment 4, as well as your disclosure that “[t]here can be no assurance that in the future the PRC government will not intervene or impose restrictions on Meta HK’s ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to Meta Data and adversely affect our business.” Expand your disclosure to address the risk, if applicable, that there are funds in mainland China that may not be available due to such potential interventions or restrictions. In this regard, we note your disclosure in your annual report on Form 20-F that you have clients in mainland China. Make conforming changes to your risk factor discussion as applicable. Tell us what your disclosure will look like.

Response: In response to the Staff’s comment, please see our revised response to comment 3 above (revisions in italic).

Summary of Risk Factors, page 9

7.	We note your response to comment 8, as well as your proposed summary risk factor entitled “There are uncertainties regarding . . . .” In future filings, revise such risk factor heading to also disclose the risk that the Chinese government may intervene or influence your operations at any time. Please also note that each summary risk factor should have a cross-reference that includes the title of the relevant risk factor. Tell us what your disclosure will look like.

Response: In response to the Staff’s comment, please see our revised response as follows (revisions in italic):

Risks Related to Our Business

●	We are transitioning our business from a PRC based business to being internationally operated. Our business plan is at its early stage of development. See ” – D. Risk Factors – Risks Related to Our Business – We are transitioning our business from a PRC based business to being internationally operated. Our business plan is at its early stage of development.” on page [●] of this amendment to the annual report.

●	System limitations or failures could harm our business. See ” – D. Risk Factors – Risks Related to Our Business – System limitations or failures could harm our business.” on page [●] of this amendment to the annual report.

●	The success of our business depends on our ability to market and advertise the services we provide effectively. See ” – D. Risk Factors – Risks Related to Our Business – The success of our business depends on our ability to market and advertise the services we provide effectively.” on page [●] of this amendment to the annual report.

●	The failure to manage growth effectively could have an adverse effect on our employee efficiency, product quality, working capital levels, and results of operations. See ” – D. Risk Factors – Risks Related to Our Business – The failure to manage growth effectively could have an adverse effect on our employee efficiency, product quality, working capital levels, and results of operations.” on page [●] of this amendment to the annual report.

●	If we need additional capital to fund our growing operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations. See ” – D. Risk Factors – Risks Related to Our Business – If we need additional capital to fund our growing operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.” on page [●] of this amendment to the annual report.

●	We are dependent on a trained workforce and any inability to retain or effectively recruit such employees, particularly distribution personnel and regional retail managers for our business, could have a material adverse effect on our business, financial condition and results of operations. See ” – D. Risk Factors – Risks Related to Our Business – We are dependent on a trained workforce and any inability to retain or effectively recruit such employees, particularly distribution personnel and regional retail managers for our business, could have a material adverse effect on our business, financial condition and results of operations.” on page [●] of this amendment to the annual report.

●	Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations. See ” – D. Risk Factors – Risks Related to Our Business – Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.” on page [●] of this amendment to the annual report.

●	Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the ongoing effects of the COVID-19. See ” – D. Risk Factors – Risks Related to Our Business – Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the ongoing effects of the COVID-19.” on page [●] of this amendment to the annual report.

Risks Related to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See ” – D. Risk Factors – Risks Related to Our Corporate Structure – We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” on page [●] of this amendment to the annual report.

●	There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may intervene or influence our operations at any time, exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless. See ” – D. Risk Factors – Risks Related to Our Corporate Structure – There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may intervene or influence our operations at any time, exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless.” on page [●] of this amendment to the annual report.

Risks Related to Doing Business in Hong Kong

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer ADSs to investors and cause the value of our ADSs to significantly decline or be worthless. See ” – D. Risk Factors – Risks Related to Doing Business in Hong Kong – If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer ADSs to investors and cause the value of our ADSs to significantly decline or be worthless.” on page [●] of this amendment to the annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See ” – D. Risk Factors – Risks Related to Doing Business in Hong Kong – It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.” on page [●] of this amendment to the annual report.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this amendment to the annual report based on Hong Kong laws. See ” – D. Risk Factors – Risks Related to Doing Business in Hong Kong – You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this amendment to the annual report based on Hong Kong laws.” on page [●] of this amendment to the annual report.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary. See ” – D. Risk Factors – Risks Related to Doing Business in Hong Kong – The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.” on page [●] of this amendment to the annual report.

●	The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections. See ” – D. Risk Factors – Risks Related to Doing Business in Hong Kong – The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.” on page [●] of this amendment to the annual report.

●	Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, among other things, amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. See ” – D. Risk Factors – Risks Related to Doing Business in Hong Kong – Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the NYSE, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, among other things, amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.” on page [●] of this amendment to the annual report.

Risks Related to Our ADSs

●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors. See ” – D. Risk Factors – Risks Related to Our ADSs – The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.” on page [●] of this amendment to the annual report.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See ” – D. Risk Factors – Risks Related to Our ADSs – Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.” on page [●] of this amendment to the annual report.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for a return on your investment. See ” – D. Risk Factors – Risks Related to Our ADSs – Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for a return on your investment.” on page [●] of this amendment to the annual report.

●	You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the deposit to exercise those rights. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See ” – D. Risk Factors – Risks Related to Our ADSs – You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the deposit to exercise those rights. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” on page [●] of this amendment to the annual report.

●	You may experience dilution of your holdings due to the inability to participate in rights offerings and may be subject to limitations on the transfer of your ADSs. See ” – D. Risk Factors – Risks Related to Our ADSs – You may experience dilution of your holdings due to the inability to participate in rights offerings and may be subject to limitations on the transfer of your ADSs.” on page [●] of this amendment to the annual report.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements, and will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” See ” – D. Risk Factors – Risks Related to Our ADSs – We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements, and will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” on page [●] of this amendment to the annual report.

We will add the specific page number to each cross-reference when filing the 20-F/A and in future filings.

Permissions or Approval Required from the PRC Authorities for Our Operations and Listing, page 13

8.	We note your response to comment 11, as well as your proposed disclosure. In each instance where you refer to “approvals,” expand your discussion to also address “permissions.” Also, please revise your first paragraph on page 16 of your proposed disclosure to cover permissions requirements of any governmental agency, in addition to the CSRC and CAC. Tell us what your disclosure will look like.

Response: In response to the Staff’s comment, we propose to revise our disclosures as follows (revisions in italic):

Permissions or Approval Required from the PRC Authorities for Our Operations and Listing

We are a holding company incorporated in Cayman Islands with all of our operation conducted by the operating entities in Hong Kong and Wyoming, United States. We currently do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, we believe the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or results of operations and that, as advised by our PRC counsel, Hebei Changjun Law Firm, as of the date of this amendment to the annual report, Meta HK is currently not required to obtain permissions or approvals from the PRC government to operate its business and we are not required to obtain permissions or approvals from the PRC government to list on the U.S. exchanges and offer securities. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. In light of China’s recent expansion of authority in Hong Kong, we are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong. Should the PRC government choose to affect operations of any company with any level of operations in Hong Kong, or should certain PRC laws and regulations or these statements or regulatory actions become applicable to Meta HK in the future. Such governmental actions: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our ADSs to investors; and (iii) may cause the value of our ADSs to significantly decline or be worthless.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On July 10, 2021, the Cyberspace Administration of China, or the “CAC”, issued a revised draft of the Measures for Cybersecurity Review for public comments, or the Revised Review Measures, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users (which to be further specified) which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange.

Our Hong Kong subsidiary, Meta HK may collect and store certain data (including certain personal information) from our clients, who may be mainland Chinese individuals. It remains unclear whether a Hong Kong company which collects personal information from mainland Chinese individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, operations or this offering as we do not believe that Meta HK is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review for our listing in the U.S., because (i) Meta HK is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China and the Revised Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) as of date of this amendment to the annual report, Meta HK does not collected and stored personal information far less than one million users; and (iii) as of the date of this amendment to the annual report, Meta HK has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If Meta HK is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, Meta HK’s operation and the listing of our ADSs in the U.S. could be subject to CAC’s cybersecurity review in the future.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Measures”) for public comment. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which took effect on March 31, 2023. Compared to the Draft Measures, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when the Company is subject to such filing requirements, we will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC, as of the date of this amendment to the annual report, subject to final determination by the CSRC and relevant competent authorities, we believe Meta HK is not required to obtain regulatory permissions or approval from the CSRC or go through the filing procedures under the Trial Administrative Measures for the listing of our ADSs in the U.S. because a) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, and b) none of the Company’s business activities are conducted in mainland China, nor is its main place of business located in mainland China.

Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on Meta HK’s daily business operation, its ability to accept foreign investments and the listing of our ADSs on NYSE.

As of the date of this amendment to the annual report, subject to final determination by the CSRC and relevant competent authorities, as advised by our PRC counsel, Hebei Changjun Law Firm, on the basis that (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiary(s) currently do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; and (iv) the Company and its subsidiary(s) possess personal information of less than one million individuals in the PRC and do not possess any core data or important data of the PRC, or any information which affects or may affect national security of the PRC, Meta HK is currently not required to obtain any permission or approval from the PRC authorities to operate its business or to list in the U.S. or issue our ADSs to foreign investors.

However, it is highly uncertain that whether there will be significant changes to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and that Meta HK will be required to obtain such permission or approval in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by any governmental agency in addition to the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

B. Our Business Model, page 24

9.	Please revise your proposed disclosure to state, as you do in your response to comment 14, that your new business line is not restricted by PRC regulations regarding K-12 education. Tell us what your disclosure will look like.

Response: In response to the Staff’s comment, we propose to revise the disclosures as follows (revisions in italic):

On July 24, 2021, the General Office of Central Committee of the Communist Party of China and the General Office of the State Council jointly released Opinions on what they termed “Further Reducing the Burden of Homework and Off-campus Tutoring for Compulsory Education Students,” (the “Double Reduction Policy”), which basically requires suspension of all subject-based off-campus tutoring business targeting pre-school kids and K12 students. As a result, on October 12, 2021, the Company suspended all education programs and learning centers in China. As of August 31, 2022, the Company incurred net loss of $113,614 due to the cessation of these education centers and learning centers. We started to have a new business in artificial intelligent education (AIE), artificial intelligent universe (AIU) IAAS and smart ID card services since 2nd quarter of fiscal 2023 (December 2021 to February 2023). The revenue from AIE and AIU for fiscal year ended August 31, 2022 are RMB12.2 million (US$1.9 million) and RMB2.4 million (US$0.4 million), respectively. The revenue from AIE and AIU are 100.0% of the total revenue for the fiscal year ended August 31, 2022. As advised by our PRC counsel, Hebei Changjun Law Firm, as of the date of this annual report, our new business line in AIE, AIU and smart ID card services is not restricted by the PRC regulations regarding K-12 education. However, there are no guarantees that there will be no additional regulations enforced by the PRC government in the future which may restrict our operations. See ” – D. Risk Factors – Risks Related to Our Business – Regulatory scrutiny of privacy, data protection, and the collection, storage, use, and sharing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways the Company cannot predict, including with respect to evolving technologies such as artificial intelligence.” on page [●] of this amendment to the annual report.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu, Esq. at jwu@htflawyers.com and Charles Tan, Esq. at ctan@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xiaoming Li
Xiaoming Li
Chief Executive Officer

cc:	Joan Wu, Esq. Charles Tan, Esq.
Hunter Taubman Fischer & Li LLC